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SEC Mail Processing Section
MAR 15 2021
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CSP Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 Noel Road, Suite 1600
(No. and Street)

Dallas	TX	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tiffany Lauterbach (972) 980-5808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tiffany Lauterbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CSP Securities, LP, as of February 19, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer / FINOP

Title

Notary Public

KANDICE REID
Notary ID #126253837
My Commission Expires
September 15, 2023

NOTARY PUBLIC STATE OF TEXAS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CSP SECURITIES, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2020

CSP SECURITIES, LP

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CSP Securities, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CSP Securities, LP as of December 31, 2020, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CSP Securities, LP as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CSP Securities, LP's management. Our responsibility is to express an opinion on CSP Securities, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CSP Securities, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of CSP Securities, LP's financial statements. The supplemental information is the responsibility of CSP Securities, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as CSP Securities, LP's auditor since 2017.

Celeste, Texas
February 16, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CSP SECURITIES, LP
Statement of Financial Condition
December 31, 2020

ASSETS	
Cash	$ 298,854
Accounts receivable	9,401,666
Other assets	4,594
TOTAL ASSETS	$ 9,705,114
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Commissions payable	$ 868,151
State tax payable - General Partner	78,969
Total liabilities	947,120
Partners' Capital	8,757,994
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 9,705,114

notes to financial statements.

CSP SECURITIES, LP
Statement of Operations
Year Ended December 31, 2020

Revenue	
Success fees	$ 8,221,886
Consulting fees	225,000
Interest	92,031
Other income	250,738
TOTAL REVENUE	8,789,655
Expenses	
Compensation and related costs	803,764
Office and administrative services	840,000
Other expenses	103,972
TOTAL EXPENSES	1,747,736
Net income before provision for income taxes	7,041,919
Current income taxes - state	215,943
NET INCOME	$ 6,825,976

CSP SECURITIES, LP
Statement of Changes in Partners' Capital
Year Ended December 31, 2020

	General Partner	Limited Partner	Total
Balances at December 31, 2019	$ 799,710	$ 4,107,308	$ 4,907,018
Partner distributions	(29,750)	(2,945,250)	(2,975,000)
Net income	68,260	6,757,716	6,825,976
Balances at December 31, 2020	$ 838,220	$ 7,919,774	$ 8,757,994

See notes to financial statements.

CSP SECURITIES, LP
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities:	
Net income	$ 6,825,976
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities	
Increase in accounts receivable	(4,178,630)
Decrease in other assets	590
Decrease in commissions payable	(38,450)
Decrease in state tax payable - General Partner	(13,992)
Net cash provided by operating activities	2,595,494
Cash flows from financing activities:	
Partner distributions	(2,975,000)
Net cash used in financing activities	(2,975,000)
Net change in cash	(379,506)
Cash at beginning of year	678,360
Cash at end of year	$ 298,854

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes - state	$ 203,653

CSP SECURITIES, LP
Notes to Financial Statements
December 31, 2020

Note 1 - Organization and Nature of Business

CSP Securities, LP (the "Partnership"), was organized in January 2006 as a Delaware limited partnership. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC").

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively to private placements of securities.

The Partnership acts as a placement agent for private placement offerings of high-quality investment firms specializing in private equity and other alternative asset investment strategies. The Partnership raises capital for these offerings exclusively from sophisticated institutional and commercial investors.

The General Partner, Capstone Partners GP, LLC, manages the affairs of the Partnership.

Note 2 - Significant Account Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers includes success fees and consulting fees related to best efforts private placement offerings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Success fees are considered variable consideration as the uncertainty is dependent on the timing and amount of the closing, both of which are highly susceptible to factors outside the Partnership's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Revenue for consulting fees are recognized by the Partnership over time as the performance obligations are simultaneously provided by the Partnership and consumed by the customer.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at rates of exchange as of the transaction date; statement of income amounts are translated at rates of exchange as of the transaction date. Gains or losses from foreign currency transactions are included in net income.

Note 2 - Significant Account Policies (cont.)

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

As of December 31, 2020, open Federal tax years subject to examination include the tax years ended December 31, 2017 through December 31, 2019.

The Partnership is subject to state income taxes.

Note 3 - Related Party Transactions / Economic Dependency / Concentration of Services

The Partnership, the Limited Partner, and the General Partner are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

The Partnership and Capstone Partners, LP ("Limited Partner"), the limited partner of the Partnership, have entered into an office and administrative services agreement effective February 1, 2017, for a one-year term, automatically renewable, unless cancelled by either party. This agreement has automatically renewed through February 1, 2022. Under the agreement, the Limited Partner provides all management and back office services required by the Partnership, including, but not limited to administrative services. The Limited Partner allocates a pro-rate portion of such expenses incurred by the Limited Partner on account of the Partnership. In making such allocation, the Limited Partner equates the proportional cost of each facility or service with the proportional use or benefit derived by the Partnership. The agreement requires the Partnership to pay a proportional allocation service fee of $70,000 per month. Fees under this agreement totaled $840,000 for the year ended December 31, 2020.

Management and registered securities representatives of the Partnership are also management and employees of the General Partner. The General Partner provides for all salaries and certain benefits to these dual Partnership employees under the office and administrative services agreement. Compensation expense of the Partnership consisted of commissions for registered securities representatives earned as a direct result of the Partnership's revenue.

Three registered securities representatives of the Partnership generated approximately 58% of the Partnership's revenue and accounted for substantially all of the Partnership's compensation and related costs for the year ended December 31, 2020. The Partnership is economically dependent upon these registered representative due to the concentration of services provided by them.

The Partnership has state taxes payable due to the General Partner of $78,969 at December 31, 2020.

Note 4 - Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Partnership had net capital of $219,884, which was $182,259 in excess of its net capital requirement of $37,625. The Partnership's net capital ratio was 2.41 to 1.

Note 5 - Accounts Receivable

Accounts receivable is primarily comprised of success fees due in quarterly installments. Based on contract terms, accounts receivable at December 31, 2020, are expected to be collected in the following years:

2021	$ 4,381,558
2022	4,390,733
2023	611,839
2024	17,536
Thereafter	-
	$ 9,401,666

Note 6 - Concentration of Revenue and Credit Risk

The Partnership has accounts receivables due from four investment firms totaling $5,152,074, or approximately 53% of total assets at December 31, 2020. For the year ended December 31, 2020, the Partnership earned $5,351,163, or 59% of total revenues, in success fees from these four investment firms.

At December 31, 2020, the Partnership has cash held at one national bank totaling $298,854. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2020, the Partnership's uninsured cash balance totals $48,854. Cash balances fluctuate on a daily basis.

Note 7 – Subsequent Events

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2020, through February 16, 2021, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

Schedule I

CSP SECURITIES, LP
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2020

Computation of Net Capital

Total partners' capital qualified for net capital	$	8,757,994
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		8,533,516
Other assets		4,594
Total deductions and/or charges		8,538,110
Net Capital	$	219,884
Aggregate indebtedness		
Commissions payable		450,283
State tax payable - General Partner		78,969
Aggregate indebtedness	$	529,252
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness, plus 1% of commissions payable due in excess of 12 months)	$	37,625
Net capital in excess of minimum requirement	$	182,259
Ratio of aggregate indebtedness to net capital		2.41 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the preceding computation and the Partnership's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively to private placements of securities. The Partnership does not hold funds or securities. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Partners
CSP Securities, LP

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CSP Securities, LP and the SIPC, solely to assist you and SIPC in evaluating CSP Securities, LP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. CSP Securities, LP's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on CSP Securities, LP's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

This report is intended solely for the information and use of CSP Securities, LP and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 16, 2021

CSP Securities, LPs Exemption Report

CSP Securities, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Tiffany Lauterbach, swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

By: Tiffany Lauterbach

Title: Chief Financial Officer / Financial Operations Principal

February 11, 2021